PROGRAMMER'S PARADISE INC. AND SUBSIDIARIES

  UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA


The unaudited pro forma condensed consolidated statements of income data is presented as if the Software Developers Company business was acquired on January 1, 1995 and 1996, respectively. The unaudited pro forma condensed consolidated financial data should be read in conjunction with the Company's consolidated financial statements and the notes thereto. The pro forma information is not necessarily indicative of the results that would have been reported had such events actually occurred on the dates specified, nor is it indicative of the Company's future results.






                 Programmer's Paradise, Inc.
      Unaudited Pro Forma Condensed Statement of Income


                                      Year ended December 31, 1995
                                                      Acquisition
                              Actual   Acquisition(1) Adjustment   Pro Forma

Net sales                    $93,286     $49,556                    $142,842
Cost of sales                 78,718      40,076                     118,794
Gross profit                  14,568       9,480                      24,048
Selling, general and
 administrative expenses      12,342       9,006       (5,096) (2)    16,252
Income from operations         2,226         474                       7,796
Interest and other
 expenses (income), net         (250)        185           (2) (3)       (67)
Income before income taxes
 and  minority interest        2,476         289                       7,863
Income tax
 (benefit) provision          (1,727)        110        1,935  (4)       318
Income from continuing
 operations                  $ 4,203     $   179                    $  7,545

Income from continuing
 operations per
 common share               $   1.03                                $   1.84
Average shares outstanding     4,102                                   4,102





(1) Includes the historical results of operations of Software Developer's Company business related to The Programmer's Supershop catalog, inbound and outbound telemarketing, reseller operations, web site, and SDEV Germany, for the period from January 1, 1995 to December 31, 1995.
(2) Reflects the anticipated reduction in operating expenses that would have resulted had the acquisition taken place on January 1, 1995, offset by the pro forma amortization of goodwill arising from the acquisition of the net assets of SDC at that date ($0.6 million). The savings realized in operating expenses is primarily the result of a reduced work force of approximately 60 employees ($4.2 million), as well as the consolidation of operating facilities to New Jersey ($1.5 million).
(3) Reflects the loss of interest income on $11,000,000 acquisition payment at 4% for five months ($183,000), offset by the elimination of interest expense recorded on the books of SDC ($185,000).
(4) Reflects additional tax provision, at an effective tax rate of 38%, on earnings realized from the acquisition adjustments.






                 Programmer's Paradise, Inc.
      Unaudited Pro Forma Condensed Statement of Income


                                   Six Months ended June 30, 1996
                                                      Acquisition
                              Actual   Acquisition(1) Adjustment   Pro Forma

Net sales                    $51,142      $24,355                   $75,497
Cost of sales                 42,720       20,059                    62,779
Gross profit                   8,422        4,296                    12,718
Selling, general and
 administrative expenses       7,790        6,051     (4,074) (2)     9,767
Income from operations           632       (1,755)                    2,951
Interest and other
 expenses (income), net         (287)          71        149  (3)       (67)
Income before income taxes
 and minority interest           919       (1,826)                    3,018
Income tax
 (benefit) provision             383         (694)     1,492  (4)     1,181
Income from continuing
 operations before
 minority operations             536       (1,132)                    1,837
Minority interest               (233)                                  (233)
Income from continuing
 operations                  $   769      $(1,132)                  $ 2,070

Income from continuing
 operations per
 common share                $   .15                                $   .40
Average shares outstanding     5,173                                  5,173





(1) Includes the historical results of operations of Software Developer's Company business related to The Programmer's Supershop catalog, inbound and outbound telemarketing, reseller operations, web site, and SDEV Germany, for the period from January 1, 1996 to June 30, 1996.
(2) Reflects the anticipated reduction in operating expenses that would have resulted had the acquisition taken place on January 1, 1996, offset by the pro forma amortization of goodwill arising from the acquisition of the net assets of SDC at that date ($0.3 million). The savings realized in operating expenses is primarily the result of a reduced work force of approximately 60 employees ($2.2 million), the consolidation of operating facilities to New Jersey ($.9 million), and the elimination of expenses recorded by SDC related to the sale and closing of their business ($1.3 million).
(3) Reflects the loss of interest income on $11,000,000 acquisition payment at 4% for six months ($220,000), offset by the elimination of interest expense recorded on the books of SDC ($71,000).
(4) Reflects additional tax provision, at an effective tax rate of 38%, on earnings realized from the acquisition adjustments.